RED LION HOTELS CORPORATION

1550 Market Street, Suite 350

Denver, Colorado 80202

December 5, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jonathan Burr, Office of Real Estate & Construction

Re:	Red Lion Hotels Corporation
Registration Statement on Form S-3
File No. 333-234802
Filed November 20, 2019

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Red Lion Hotels Corporation hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on December 6, 2019, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please contact Erin Letey at (206) 389-1585.

Very truly yours,

/s/ Thomas L. McKeirnan

Thomas L. McKeirnan

Executive Vice President

General Counsel